NACCO Industries, Inc.

J. C. Butler, Jr.
Chief Executive Officer

July 24, 2019

VIA EDGAR CORRESPONDENCE

Mr. Robert Shapiro
U.S. Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549

Re:	NACCO Industries, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed March 6, 2019
File No. 001-09172

Dear Mr. Shapiro:
On behalf of NACCO Industries, Inc. (“NACCO” or the “Company”), set forth below are responses to the comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) received by letter, dated July 11, 2019 (the “Comment Letter”), regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2018 (the “10-K”). The numbered paragraphs of this letter correspond to the paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below.
Item 1. Business

1.
We note footnote (e) to your reserve table on page 5 stating that reserves are owned and controlled by the customer and, therefore, have not been listed in the table. The provisions of Industry Guide 7 are applicable to mines, plants and other significant properties owned or operated, or presently intended to be owned or operated. See paragraph (b) of Industry Guide 7. Considering you operate these properties please revise to include mineral reserve information for all properties in which you own or operate or tell us why you do not believe necessary to do so.

In response to the Staff’s comment, the Company has requested the information from its customers and intends to revise its disclosure in future filings starting with its Annual Report on Form 10-K for the year ending December 31, 2019 to include reserves owned or controlled by customers, which the Company operates. For reference, the text below is an example of the expanded disclosure to footnote (e) (additions underlined; deletions ~~in strikethrough~~):
(e) ~~The~~ These reserves are owned or controlled by customers. The Company conducts activities to extract these customer-owned and controlled reserves pursuant to long-term service contracts.

2.	Please disclose the coal price used to establish the economic viability of the materials designated as mineral reserves.

The nature of the Company’s existing contracts eliminate variability from spot coal market price fluctuations, therefore the Company estimates the economic viability of reserves associated with existing operations by evaluating the life-of mine plan associated with each contract. The economic viability of the uncommitted reserves assumes coal would be mined in a mine-mouth operation that minimizes or eliminates transportation costs and under contract terms similar to those contained in the Company’s existing long-term management fee contracts, or leased to other miners. In response to the Staff’s comment, the Company will revise its disclosure in future filings starting with its Annual Report on Form 10-K for the year ending December 31, 2019. For reference, the text below is an example of the expanded disclosure to footnote (b) to the table in pages 4 and 5 of Form 10-K for the year ending December 31, 2018 (additions underlined):
(b) NACoal’s reserve estimates are generally based on the entire drill hole database for each reserve, which was used to develop a geologic computer model using triangulation methods and inverse distance to the second power as an interpolator for NACoal's reserves. As such, all reserves are considered proven (measured) within NACoal’s reserve estimate. None of NACoal’s coal reserves have been reviewed by independent experts. The Company’s estimate of the economic viability of the proven and probable reserve estimates for tons committed to customers pursuant to long-term contracts are supported by existing long-term contracts to mine coal on behalf of customers and life-of-mine plans associated with those contracts. The contracts with each customer of the Unconsolidated Mines eliminate Company exposure to spot coal market price fluctuations. At the Unconsolidated Mines, compensation from each customer to the Company includes reimbursement of all mine operating costs plus a contractually agreed fee based on the amount of coal delivered. Red Hills Mine - Mississippi Lignite Mining Company (“MLMC”) sells coal to its customer at a contractually agreed-upon price which adjusts monthly, primarily based on changes in the level of established indices which reflect general U.S. inflation rates. MLMC is the exclusive supplier of coal to its customer’s power plant under its contract that runs through 2032. The Company’s assessment of the economic viability of the mineral reserves associated with MLMC takes into account estimated customer demand, including the minimum annual take provision in the contract, as well as cost of production. The economic viability of the uncommitted reserves assumes coal would be mined in a mine-mouth operation that minimizes or eliminates transportation costs and under contract terms, which are similar to those contained in the Company’s existing long-term management fee contracts, or leased to other miners. The majority of the Company’s uncommitted reserves are located in close proximity to power generation or other facilities, which could allow a mine-mouth operation. Lessees of this coal generally would mine the coal if the coal sale price would exceed the lessee operating costs. As to coal mined and sold by lessees, NACoal would receive a royalty based on a percentage of the sale price. See footnote (h) for coal reserves currently leased to others.

3.
Please provide a general overview of the property, plant and equipment included in your table in page 12 of your filing. To the extent coal or other processing plants are included in the table include the capacity and utilization pursuant to the Instructions to Item 102 of Regulation S-K.

Coal or other processing plants are not included in the table on page 12 of the Company’s 2018 Form 10-K. In response to the Staff’s comment, the Company will revise its disclosure as follows (additions underlined):
Facilities and Equipment. The facilities and equipment for each of the mines are maintained to allow for safe and efficient operation. The equipment is well maintained, in good physical condition and is either updated or replaced periodically with newer models or upgrades available to keep up with modern technology. As equipment wears out, the mines evaluate what replacement option will be the most cost-efficient, including the evaluation of both new and used equipment, and proceed with that replacement. The majority of electrical power for the draglines, shovels, coal crushers, coal conveyors and facilities generally is provided by the power generation customer for the applicable mine. Electrical power for the Sabine facilities is provided by Upshur Rural Electric Co-op. Electrical power for the Sabine dragline operating in the South Marshall permit area is provided by Southwestern Electric Power Company. Electrical power for the draglines operating in the Rusk permit area is provided by Rusk County Electric Co-op. Electrical power for the MLMC draglines and shovels is provided by 4-County Electric Power Association. The remainder of the equipment generally is powered by diesel fuel or gasoline.
The mining method and total cost of the property, plant and equipment, net of applicable accumulated amortization, depreciation and impairment as of December 31, 2018 is set forth in the chart below:

Location	Mining Method	Total Historical Cost of Mine Property, Plant and Equipment (excluding Coal Land, Real Estate and Construction in Progress), Net of Applicable Accumulated Amortization, Depreciation and Impairment
		(in millions)
Unconsolidated Mining Operations
Freedom Mine — The Coteau Properties Company	Dragline operation with 3 draglines	$194.0
Falkirk Mine — The Falkirk Mining Company	Dragline operation with 4 draglines	$78.8
South Hallsville No. 1 Mine — The Sabine Mining Company	Dragline operation with 4 draglines	$145.6
Five Forks Mine — Demery Resources Company, LLC	Truck-shovel operation	—
Marshall Mine — Caddo Creek Resources Company, LLC	Dragline operation with 1 dragline	—
Eagle Pass Mine — Camino Real Fuels, LLC	Truck-shovel operation	—
Liberty Mine — Liberty Fuels Company, LLC	N/A Post-Production	—
Coyote Creek Mine — Coyote Creek Mining Company, LLC	Dragline operation with 1 dragline	$159.3
Navajo Mine — Bisti Fuels Company, LLC	Dragline operation with 2 draglines	—
North American Mining Operations	(a)	—
Consolidated Mining Operations		—
Red Hills Mine — Mississippi Lignite Mining Company	Dragline operation with 1 dragline	$54.8
North American Mining Operations	(a)	$10.0
Other	N/A	$1.2
(a) North American Mining operates 24 draglines at 18 quarries. Of the 24 draglines, 3 are owned by the Company and 21 are owned by customers.

Predominantly all of Bisti, Caddo Creek, Camino Real, Demery, Liberty and Unconsolidated NAM's machinery and equipment is owned by NACoal’s customers.
All of the Company’s coal mines are surface mines that are located adjacent to, or nearby, the customer’s power plant, synfuels plant or activated carbon facility. Overburden, the material between the surface of the land and the coal seam, is removed using draglines, dozers and/or trucks and shovels, including electric rope shovels. Coal is then extracted and loaded onto haul trucks using surface miners, excavators, dozers, scrapers, backhoes and other machinery and equipment. Coal is taken to a stockpile or delivered directly to customers via conveyor or short haul rail. After mining, draglines and/or trucks and shovels are used to backfill the overburden that was removed at the beginning of the process to allow for site reclamation.
The Company also operates and maintains draglines and other equipment at limestone quarries. The mining process at the limestone quarries involves excavating limestone from a water-filled quarry utilizing draglines. The excavated limestone is transported and processed by the customer.

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Please contact me at 440-229-5151 with any questions you may have regarding this letter. Electronic mail transmissions may be sent to me at jcb@naccoind.com.
Sincerely,
/s/ J.C. Butler, Jr.
J.C. Butler, Jr.
Chief Executive Officer
NACCO Industries, Inc.

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